UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2020
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated February 18, 2020, announcing the Company's dividend and earnings report for the fourth quarter and the twelve months ending December 31, 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: February 25, 2020	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) –Report for the fourth quarter 2019 and the twelve months ending December 31, 2019 – Good start of 2020!

Hamilton, Bermuda, February 18, 2020

Highlights:

1	Our Net Profit for 4Q2019 came in at $12.7m against a Net Loss of $13.7m for 3Q2019 and a net loss of $10.5m in 4Q2018.
2
Today we announce distribution of our 90th consecutive quarterly dividend. The dividend for the fourth quarter of 2019 will be 7 cents ($0.07) per share, payable on March 16, 2020, to shareholders of record March 2, 2020. In the previous quarter we paid a dividend of 2 cents ($0.02) per share.

3
Developments so far in the first quarter of 2020 confirm the momentum in the Tanker market. Although rates have eased recently, we believe the outlook for 2020 remains solid. A stronger market going forward will form the basis for increased dividends. Please also see paragraph 5 below.

4
The balance between increased dividend and reduction of debt is a central Risk Management question. In addition to the increased dividend, NAT has since our 3Q2019 report reduced long-term debt with about $20 million, further strengthening our balance sheet. The company’s long-term debt to total assets ratio is about 37%, which is among the lowest in the industry.

5
The average Time Charter Equivalent (TCE) achieved for the fourth quarter of 2019 across our fleet was about $31,700 per day per ship. So far in 1Q2020 about 70% of the trading days of our 23 suezmax units have been booked at an average TCE of $53,000 per day per ship. This is a strong improvement and an encouraging signal for increased dividend payments. Our operating costs are about $8,000 per day per ship.

6	Recently we have seen several events come and go, such as the trade negotiations between the US and China and the tensions in the Middle East. These events now seem like a distant past.
7
The tanker market was showing solid strength before these events and the positive developments continued in 2020. The Corona virus is now grabbing the headlines. the virus could have a negative impact in the short term. New regulations (IMO 2020) and muted supply of ships have in itself created a strong base for a solid future for the tanker industry.

8
The quality of the NAT fleet is first rate, reflected in the vetting record of our ships. Vetting is the assessment of oil companies to establish the technical and operational quality of our fleet. All our ships are running on IMO compliant fuel.

9	Detailed financial information for this and other periods is included later in this report.

Our Fleet

Our fleet consists of 23 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of crude oil each. We have a pure focus on the Suezmax market. We believe Suezmax vessels are more versatile and the one-million-barrel market offers more options in trading than the Very Large Crude Carriers (VLCC) with their two-million-barrel lifting capacity.

The average age of our fleet is about 11 years; 10 units were built from 2010 onwards and 13 units were built between 2000 and 2009. We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our existing fleet and the timing & financing of expansion are key elements to achieve a sound cost structure.

All our vessels are running on IMO compliant fuel.

Results for the fourth quarter 2019 and twelve months ending December 31, 2019

For the 4th quarter of 2019, the net result was positive with $12.7 million or $0.09 per share. A substantial improvement from the same quarter of 2018, that saw a net loss of $10.5 million or a loss of $0.07 per share.

For the 12 months of 2019, NAT had a net loss of $10.4 million or a loss of $0.07 per share compared to the same period in 2018 that saw a net loss of $95.3 million or net loss of $0.67 per share.

For detailed information about our P&L, balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 4 and 5 of this press release.

Financing

Our fleet is financed through two financing arrangements;

The $306 million 5-year senior secured credit agreement entered into on February 12, 2019 with CLMG Corp., funded by Beal Bank of Dallas, Texas. With fixed amortization and additional down-payment the long-term portion of this facility is at the date of this report $264.9 million.

The $129.5 million Ocean Yield financing was entered into in December 2017. It was drawn upon on deliveries of our three newbuildings during 2018. The remaining long-term portion under this financing is now $110.4 million.

During November and December, the Company issued 4,622,618 shares, with gross proceeds of $17.3 million under its At-the-Market Offering (“ATM”). Following this issuance, the Company has a total of 147,230,634 common shares outstanding. No further issuance under the ATM has been conducted at this date and an aggregate of $18.6 million in gross proceeds has been raised under the ATM in total.

The proceeds from the above issuance was used to retire the major part of the company’s deferred compensation liabilities. After the last portion is retired during first quarter of 2020, the company’s non-current liabilities will mainly relate to its two financing facilities mentioned above.

The company’s long-term debt is as of the date of this report $376.3 million, representing a long-term debt to total assets ratio of about 37%. This is among the lowest levels in the industry. The NAT Board of Directors has a focus on further reducing the debt to a level that NAT maintained a few years ago.

Dividend

For 4Q2019 a cash dividend of 7 cents ($0.07) per share has been declared. This is an increase from the previous quarter when we paid out 2 cents ($0.02) per share. Payment of the dividend is expected to be on or about March 16, 2020, to shareholders of record on March 2, 2020.

In an improved tanker market, higher dividends can be expected.

World Economy and the Tanker Market

What is good for the world economy and world trade is by nature positive for the crude oil tanker business. The most significant development of a positive nature for the tanker industry over the last few years is that the USA has turned from being a net importer of crude oil to becoming a net exporter.

These last couple of months have seen a string of international events come and go. It is important to note however, in light of the latest event, the corona virus, that although this can have short term negative implications on the world economy and energy demand, it also creates inefficiencies in the energy logistical chain which could increase demand for our ships.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 518 vessels at the end of 2019. During 2019, 26 conventional Suezmax vessels were delivered from the shipyards.  In 2020 we expect to see a total of 19 additions to the world Suezmax fleet (excl. shuttle, product & Jones Act). We currently see 21 conventional Suezmax tankers scheduled for delivery in 2021 and 8 in 2022.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies. Employment of our ships with major oil companies is a priority.

A strong balance sheet, combined with a homogenous fleet and economies of scale is giving a low cash break-even level, enabling NAT to distribute free cashflow to our shareholders.

This strategy will be positive in a strong tanker market. In an improved market, higher dividends can be expected.

Our dividend policy should continue to enable us to achieve a competitive cash yield.

Our fleet of 23 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)		Three Months Ended		Twelve Months Ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Amounts in USD '000

Net Voyage Revenue	58,821	32,348	44,193	175,450	124,004

Vessel Operating Expenses	(17,933)	(16,184)	(17,709)	(66,033)	(80,411)
General and Administrative Expenses	(2,980)*	(3,049)*	(2,052)*	(13,481)**	(12,727)**
Depreciation Expenses	(16,452)	(15,985)	(15,771)	(63,965)	(60,695)
Impairment Loss on Vessels	0	0	0	0	(2,168)
Gain (Loss) Disposal of Vessels	0	0	(3,261)	0	(6,619)
Operating Expenses	(37,365)	(35,218)	(38,793)	(143,479)	(162,620)
Net Operating Earnings (Loss)	21,456	(2,870)	5,400	31,971	(38,616)

Interest Income	78	73	84	298	334
Interest Expense	(8,641)	(9,354)	(10,494)	(38,390)	(34,549)
Other Financial Income (Expenses)	(163)	(1,589)	(1,296)	(4,231)	(14,808)
Equity Loss in Associate	0	0	(4,161)	0	(7,667)
Total Other Expenses	(8,726)	(10,870)	(15,867)	(42,323)	(56,690)
Net Gain (Loss)	12,730	(13,740)	(10,467)	(10,352)	(95,306)
Basic Earnings per Share	0.09	(0.10)	(0.07)	(0.07)	(0.67)
Basic Weighted Average Number of Common Shares Outstanding	143,980,740	142,309,661	141,969,666	142,571,361	141,969,666
Common Shares Outstanding	147,230,634	142,608,016	141,969,666	147,230,634	141,969,666

*)
The G&A for the three months ended December 31, 2019, September 30, 2019 and December 31, 2018 include non-cash charges of $(0.1m), $0.0m and $0.8m, respectively, which are charges related to equity incentive plan, share based compensation, and pension cost.

**)
The G&A for the twelve months ended December 31, 2019 and December 31, 2018, include non-cash charges of $0.7m and $0.1m, respectively, which are charges related to share based compensation and pension cost.

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Dec. 31, 2019		Dec. 31, 2018

Cash and Cash Equivalents	48,847		49,327
Restricted Cash	12,791	*	0
Accounts Receivable, net	24,583		22,594
Prepaid Expenses	3,383		3,830
Inventory	22,475		20,291
Voyages in Progress	13,124		15,075
Investment Securities	825		0
Other Current Assets	3,344		1,828
Total current assets	129,372		112,945
Vessels, Net	899,997		953,758
Investment in Associate	0		4,197
Other Non-current Assets	1,534		211
Total non-current assets	901,531		958,166
Total Assets	1,030,903		1,071,111

Accounts Payable	8,405		3,575
Accrued Voyage Expenses	11,524		5,063
Other Current Liabilities	15,562		8,960
Current portion of Long Term Debt	23,537	**	18,692
Total Current liabilities	59,028		36,290
Long-term Debt	376,298		417,836
Deferred Compensation Liability	153		14,954
Total Non-current Liabilities	376,451		432,790
Shareholders' Equity	595,424		602,031
Total Liabilities and Shareholders' Equity	1,030,903		1,071,111

*	Restricted cash is related to deposits made for future Drydockings of our vessels.
**	Current portion of Long Term debt includes $16.2 million related to the new borrowing facility and $7.3 million relates to the Vessel Financing Newbuildings.

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Voyage Revenue	95,392	67,384	86,257	317,220	289,016
Voyage Expense	(36,571)	(35,035)	(42,063)	(141,770)	(165,012)
Net Voyage Revenue (1)	58,821	32,348	44,193	175,450	124,004

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Net Operating Earnings (Loss)	21,456	(2,870)	5,400	31,971	(38,616)
Depreciation Expense	16,452	15,985	15,771	63,965	60,695
Impairment Loss on Vessels and Goodwill	0	0	0	0	2,168
(Gain) Loss Disposal of Vessels	0	0	3,261	0	6,619
Share Based Compensation and Pension Cost	(40)	(20)	(799)	56	140
Adjusted Net Operating Earnings (2)	37,868	13,095	23,633	95,992	31,006

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Adjusted Net Operating Earnings represents Net Operating Earnings (Loss) before depreciation, impairment, (gain) loss disposal of vessels and non-cash administrative charges. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company's financial performance. Adjusted Net Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Twelve Months ended
	Dec. 31, 2019	Dec. 31, 2018
Amounts in USD '000

Net Cash Provided by (Used in) Operating Activities	52,858	(16,103)

Investment in Vessels	(2,531)	(4,810)
Sale of Vessels	0	89,624
Other	0	(60)
Return from Investments	212	300
Net Cash Provided by (Used in) Investing Activities	(2,319)	85,054

Proceeds from Issuance of Common Stock	17,922	0
Proceeds from Vessel Financing Newbuildings	0	12,505
Proceeds from Borrowing Activities	300,000	0
Repayments on Credit Facility	(313,400)	(80,603)
Repayments of Vessel Financing Newbuildings	(7,273)	0
Repayments of Borrowing Facility	(14,324)	0
Transaction Costs Borrowing Facilities	(6,921)	0
Dividends Distributed	(14,255)	(9,936)
Net Cash Provided by (Used in) Financing Activities	(38,251)	(78,034)

Net Increase (Decrease) in Cash and Cash Equivalents	12,288	(9,083)
Effect of exchange rate changes on Cash	23	51
Cash and Cash Equivalents at Beginning of Period	49,327	58,359
Net Deposit of Restricted Cash	(12,791)	0
Cash and Cash Equivalents at End of Period	48,847	49,327
Restricted Cash	12,791 *	0

*	Restricted cash is related to deposits made for future Drydockings of our vessels, in accordance with the new borrowing facility.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Gary J. Wolfe Seward & Kissel LLP New York, USA Tel: +1 212 574 1223
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391 or +47 91 35 00 91
Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm